Exhibit 99.1

OBSIDIAN ENERGY ANNOUNCES US$8.5 MILLION SETTLEMENT

WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

CALGARY, November 15, 2017 – OBSIDIAN ENERGY LTD. (TSX/NYSE – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces a US$8.5 million settlement with the U.S. Securities and Exchange Commission (“SEC”), regarding the lawsuit filed by the SEC on June 28, 2017 in the U.S. District Court for the Southern District of New York. The settlement is in relation to the Company’s 2014 restatement of certain financial results while it was known as Penn West Petroleum Ltd. (“Penn West”).

Under the terms of the settlement, the Company, without admitting or denying any of the factual allegations in the SEC’s Complaint, agreed to pay a penalty of US$8.5 million. In addition, the Company will be enjoined from future violations of certain provisions of U.S. securities legislation. Further details of the settlement and its consequences can be found in the settlement documents when they are made public, and in the U.S. securities laws. The lawsuit would continue against the former Penn West employees named in the SEC Complaint. The settlement is subject to Court approval.

David French, Obsidian Energy’s President and CEO commented: “Our settlement resolves this legacy Penn West issue, and we are focused on looking forward as a new company. We appreciate the open dialogue with the SEC Staff, which led to this conclusion.”

OBSIDIAN ENERGY

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@ObsidianEnergy.com

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